UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

EASTSIDE DISTILLING, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

27780 21 04
(CUSIP Number)

Lindsay Anne Wickersham 1999 Irrevocable Trust 430 Cambridge Avenue, Suite 100 Palo Alto, CA 94306
(650) 323-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Lindsay Anne Wickersham 1999 Irrevocable Trust (the "Trust")

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California(1)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,418,000(2)(3)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,418,000(2)(3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,000(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%(4)

14.	Type of Reporting Person (See Instructions) OO
(See footnotes on following page.)

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 3 of 8

_______________
(1)	The Trust was established in California, but has no designated place of organization.
(2)

This Schedule 13D (this "Statement") reports the deemed beneficial ownership of shares of the common stock (the "Common Stock") of Eastside Distilling, Inc. ("ESDI" or the "Issuer") by the Lindsay Anne Wickersham 1999 Irrevocable Trust (the "Trust") as of July 21, 2016. The Trust owns 4,418,000 shares of ESDI's Common Stock and 4,000,000 shares of common stock purchase warrants (the "Warrants") (See Footnotes (3) and (4) below). Grover T. Wickersham serves as the trustee (the "Trustee") of the Trust. The Trustee's direct and indirect securities holdings in ESDI are reported in Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by Mr. Wickersham on July 18, 2016. Because the Trustee exercises sole voting and dispositive power over the Common Stock owned by the Trust, he may be deemed to be the beneficial owner of the securities owned by the Trust pursuant to Rule 13d-3(a) promulgated under the Act. The Trustee disclaims beneficial ownership of all of the securities owned by the Trust.

(3)

Includes 4,000,000 shares of Common Stock issuable upon exercise of Warrants that have been issued to the Trust. The Warrants contain a blocker that prohibits the holder from exercising the Warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares (the "Blocker"). Once the holder's beneficial ownership percentage reaches 9.99%, as calculated in accordance with Rule 13d-3(d)(1)(i), the Warrants are not exercisable until such time as the holder's beneficial ownership percentage falls below 9.99%. The terms of the Blocker may only be amended by the written consent of both the Issuer and the holder.

(4)

Calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Act. Based on 93,503,452 shares of the Issuer's Common Stock outstanding on July 20, 2016, as provided by the Issuer, plus 4,000,000 shares of Common Stock issuable upon currently exercisable Warrants owned by the Trust.

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Background of Filing

This statement on Schedule 13D (this "Statement") is being filed by the Lindsay Anne Wickersham 1999 Irrevocable Trust (the "Trust"). Grover T. Wickersham serves as the sole trustee (the "Trustee") of the Trust and in that capacity may be deemed to be the beneficial owner of such securities. Mr. Wickersham directly and indirectly is deemed to be the beneficial owner of additional shares of Common Stock and Warrants of the Issuer, all of which are separately reported on his Amendment No. 1 to Schedule 13D filed with the SEC on July 18, 2016.

Item 1. Security and Issuer

This Statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Eastside Distilling, Inc., a Nevada corporation ("ESDI" or the "Issuer"). The principal executive offices of ESDI are located at 1805 SE Martin Luther King Jr. Boulevard, Portland, OR 97214.

Item 2. Identity and Background

  This Statement is being filed on behalf of the Trust. Grover T. Wickersham serves as the Trustee of the Trust and in this capacity, he has the sole right to direct the voting and disposition of the securities owned by the Trust. The Trustee disclaims beneficial ownership of the securities owned by the Trust. This Statement reports only the holdings directly owned by the Trust.

  The business address of the Trust is 430 Cambridge Avenue, Suite 100, Palo Alto, CA 94306.

  Principal occupation or employment: The Trust is an estate planning vehicle that makes and holds investments for its beneficiary, Lindsay Anne Wickersham, the minor daughter of the Trustee.

  During the last five years, the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  During the last five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizenship: The Trust was established in California. However, it has no designated place of organization.

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Item 3. Source and Amount of Funds or Other

Within the 60-day period preceding July 20, 2016, the Trust entered into the following open market transactions:

Date	Number of Shares	Price	Nature of Transaction

June 10, 2016	300,000	$18,323	Open Market
June 13, 2016	43,000	2,322	Open Market
June 14, 2016	95,000	5,335	Open Market

As indicated in the table above, within the past 60 days, the Trust purchased an aggregate of 438,000 shares of the Issuer's Common Stock in the open market for an aggregate purchase price of $23,979. On June 22, 2016, the Trustee in his capacity as trustee of the Trust authorized the transfer of 20,000 shares to an unrelated third party.

On June 22, 2016, pursuant to a Subscription Agreement executed by the Trust and the Issuer, the Trust purchased 4,000,000 units in a private placement, each unit consisting of one share of Common Stock and one Common Stock purchase warrant (the "Warrants, and collectively with the Common Stock, the "Units") at a purchase price of $0.05 per Unit, for a total purchase price of $200,000. The Warrants contain a blocker that prohibits the holder from exercising the Warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares of Common Stock (the "Blocker"). The terms of the Blocker may only be amended by written consent of both the Issuer and the holder. Subject to the Blocker, the Warrants are exercisable at $0.10 per share until the expiration date on the third anniversary of issuance.

The source of funds for the acquisition of the shares of Common Stock in the open market and the purchase of the Units in the private placement was from funds held by the Trust.

Item 4. Purpose of the Transaction

The response set forth in Item 3 hereof is incorporated by reference in its entirety.

The Trust acquired the shares of Common Stock in the ordinary course of business because of the belief that the shares of Common Stock represented an attractive investment. The investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.

Subject to the limitations imposed by applicable federal and state securities laws, the Trustee from time to time may decide to increase or decrease the Trust's investment in the Issuer through purchases or sales of shares of Common Stock or other capital stock of the Issuer in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of the Issuer's capital stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Trust, general stock market and economic conditions and/or liquidity requirements of the Trust.

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Item 5. Interest in Securities of the Issuer

(a) The Trust is the direct owner of 4,418,000 shares of Common Stock and 4,000,000 Warrants. The Warrants contain a Blocker that prohibits the holder from exercising the Warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares of Common Stock. The Trustee disclaims beneficial ownership of all of the securities owned by the Trust. See Amendment No. 1 to Schedule 13D filed by Mr. Wickersham on July 18, 2016 for information concerning his direct and indirect beneficial ownership of the securities of the Issuer.

(b) The securities reported on this Statement are included solely to present the deemed direct and indirect beneficial ownership of the Trust in accordance with Rule 13d-3 promulgated under the Act. Because of his relationship as trustee of the Trust the Trustee may be deemed to have the following voting and dispositive control as of July 21, 2016:

1. Sole Voting Power: 8,418,000 (1)(2)

2. Shared Voting Power: 0

3. Sole Dispositive Power: 8,418,000 (1)(2)

4. Shared Dispositive Power: 0

5. Percent of Class: 8.6% (3)

___________

(1) Includes 4,000,000 shares of common stock issuable upon exercise of Warrants owned by the Trust. The Warrants contain a blocker that prohibits the holder from exercising the Warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares. Once the holder's beneficial ownership percentage, calculated in accordance with Rule 13d-3(d)(1)(i), reaches 9.99%, the Warrants are not exercisable until such time as the holder's beneficial ownership percentage falls below 9.99%. The terms of the Blocker may only be amended by written consent of both the Issuer and the holder. As of the date of this Statement, all 4,000,000 Warrants are exercisable.

(2) Because the Trustee exercises sole voting and dispositive power over the shares owned by the Trust, he may be deemed to be the beneficial owner of the securities owned by the Trust pursuant to Rule 13d-3(a) under the Act. He disclaims beneficial ownership of all of the securities owned by the Trust.

(3) Calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Act. Based on 93,503,452 shares of the Issuer's Common Stock outstanding on July 20, 2016, as provided by the Issuer, plus 4,000,000 shares of Common Stock issuable upon currently exercisable Warrants.

(c) Other than the transactions described in Item 3, the Trust has not effected or caused to be effected any transaction involving the Issuer's Common Stock during the last 60 days.

(d) No person (other the Trust) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

(e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Trust and any other person with respect to any securities of the Issuer.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2016

LINDSAY ANNE WICKERSHAM 1999
IRREVOCABLE TRUST

By: /s/ Grover T. Wickersham
       Grover T. Wickersham, Trustee